Exhibit 99.4

On June 26, 2023, Gorilla entered into a Firm-Fixed Price Contract for Supply & Installation of Equipment (the “Egypt Contract”) with the Government of the Arab Republic of Egypt (“GoE”). The Egypt Contract, which is denominated in Egyptian pounds (“EGP”), entitles Gorilla to receive approximately EGP 8.4 billion (the “Contract Price”) (or $273 million, based on the exchange rate as of August 15, 2023) over a four-year term for delivery of certain goods and services to the GoE. Gorilla would receive an advance payment of EGP 600 million (or $19 million, assuming such exchange rate) at signing, and the payment plan provides that Gorilla would receive approximately EGP 1.0 billion in 2023, EGP 3.0 billion in 2024, EGP 3.1 billion in 2025, and EGP 740 million in 2026 (or $32 million, $98 million, $99 million and $24 million, respectively, assuming such exchange rate).

Pursuant to the Egypt Contract, Gorilla shall provide certain enumerated goods and services (collectively, the “Products”) to the GoE. The Products are subject to inspection by the GoE at Gorilla’s expense in accordance with procedures outlined in the Egypt Contract. Many of the Products consist of hardware and software developed by approved third-party vendors procured by Gorilla (which Gorilla is obligated to deliver), while other Products rely on Gorilla’s proprietary technologies. Gorilla is generally responsible for integrating and installing all technologies into an operational system. Goods delivered under the Egypt Contract are subject to a warranty that expires 12 months after delivery by default, with certain Products subject to separate warranties.

Gorilla’s performances under the Egypt Contract will be secured by two letters of guarantee pursuant to which Gorilla shall induce bank(s) chartered in Egypt to guarantee an amount initially equal to 12% of the total value of the Contract Price. One such letter (the “LGAP”) has been issued by a bank. The LGAP guarantees the amount due and payable to Gorilla at signing of the Egypt Contract (EGP 600 million, or 7% of the Contract Price). To issue the LGAP, the bank required that Gorilla reserve the EGP 600 million payment from the GoE in a collateralized account while the LGAP remains outstanding. The amount subject to the LGAP may be reduced by an amount equal to 7% of the contract value of the Products provided to the GoE prior to such reduction (after offsetting for any prior reductions by Gorilla); and increased by an amount equal to 7% of any payment (excluding the payment due at signing) by the GoE under the Egypt Contract. Under the terms of the LGAP, such letter will be delivered to the issuing bank on the earlier of the date of delivery of Products having a value of 7% of the Contract Price or December 30, 2023. A second letter of guarantee (the “LGP”), with respect to 5% of the Contract Price is currently pending and the delivery of the LGP within 21 days of signing of the Egypt Contract is a technical condition to effectiveness of the Egypt Contract. The amount subject to the LGP is subject to increase in the event of certain delays in performance by Gorilla. Under the terms of the LGP, such letter will be delivered to the issuing bank upon the satisfaction and discharge of the Egypt Contract, including satisfaction of a 12-month warranty for goods delivered.

The GoE may terminate the Egypt Contract with written notice upon breach by Gorilla (which would generally include any delay in the delivery of Products longer than two months, or the failure to deliver replacements for Product(s) that were rejected upon inspection), subject to a 30-day cure period. In the event of such termination, Gorilla would be required to reimburse the GoE for excess costs incurred by the GoE in connection with obtaining substitute products. The GoE is responsible for payment of all Products delivered and accepted prior to termination. Any dispute under the Egypt Contract is subject to arbitration, with one arbitrator to be selected by Gorilla, one by the GoE, and another to be selected jointly. The Egypt Contract is governed by Egyptian law.